SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 1)

Fusion-io, Inc.

(Name of Subject Company)

Fusion-io, Inc.

(Name of Persons Filing Statement)

Common Stock, par value $0.0002 per share

(Title of Class of Securities)

36112J107

(CUSIP Number of Class of Securities)

Shane V Robison

Chief Executive Officer

Fusion-io, Inc.

2855 E. Cottonwood Parkway, Suite 100

Salt Lake City, Utah 84121

(801) 424-5500

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

Copies to

Larry W. Sonsini, Esq.
Robert G. Day
Michael S. Ringler

Wilson Sonsini Goodrich & Rosati

Professional Corporation

650 Page Mill Road

Palo Alto, CA 94304

(650) 493-6811

☐                                    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the “SEC”) on June 24, 2014 (as previously filed with the SEC, the “Schedule 14D-9”) by Fusion-io, Inc., a Delaware corporation (“Fusion-io”), relating to the offer (the “Offer”) by Flight Merger Sub, Inc., a Delaware corporation (“Purchaser”), a wholly owned subsidiary of SanDisk Corporation, a Delaware Corporation (“SanDisk”), as set forth in a Tender Offer Statement filed by SanDisk and Purchaser on Schedule TO, dated June 24, 2014 (as previously filed with the SEC, the “Schedule TO”) to purchase all of the outstanding shares of common stock, par value $0.0002 per share (the “Shares”) of Fusion-io, at a purchase price of $11.25 per Share, net to the seller in cash without interest thereon, less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 24, 2014 and the related Letter of Transmittal, copies of which are filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B) thereto.  Any capitalized terms used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.

All information in the Schedule 14D-9 is incorporated into this Amendment No. 1 by reference, except that such information is hereby amended to the extent specifically provided herein.

This Amendment No. 1 is being filed to reflect certain updates as reflected below.

Item 9. Exhibits.

Item 9 of the Schedule 14D-9 is hereby supplemented by adding the following exhibits:

Exhibit Number	Description
(e)(31)	Notice regarding the Termination of Fusion-io, Inc.’s Employee Stock Purchase Plan
(e)(32)	Notice to Holders of Options and Restricted Stock Units of Fusion-io, Inc.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FUSION-IO, INC.

	By:	/s/ Shane V Robison
Name: Shane V Robison
Title: Chief Executive Officer

Dated: July 8, 2014

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